March 21, 2006

Via Facsimile (216) 579-0212 and U.S. Mail

Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, OH  44114-1190

      Re:	Gencorp Inc.
      Definitive Additional Materials
Filed March 14 and 17, 2006
		File No. 1-01520

Dear Mr. Hewitt:

      We have reviewed your filing and have the following comments.

Definitive Additional Materials filed March 14, 2006
1. Provide the basis for the following statements made in your presentation:
* You exited the automotive business at an "attractive valuation"
(page 6).
* You resolved "most legacy issues successfully" (page 6).
* Aerojet achieved "sustained industry leadership" (page 11).
* You exited the fine chemicals business at "attractive valuations"
(page 11).
* Aerojet is a "market leader" in U.S. tactical missiles, defensive missiles, etc. (page 15).
* Aerojet is the "only company with leadership position in solid and liquid propulsion" (page 15).
* Aerojet has a "successful acquisition track record" (page 15). You should provide a key with your response that clearly indicates which portion of the supplemental materials supports the statements.
2. Please tell us whether your products are included in each of the projects or products listed in pages 20-23. If not, please make a clarifying revision to specify those projects or products in which your products are involved.

Definitive Additional Materials filed March 17, 2006
3. Please clarify how Pirate Capital`s proxy solicitation is "inconsistent with shareholders` interests."
4. Note that each statement or assertion of opinion or belief must not only be clearly characterized as such, but must also have a reasonable factual basis. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide more detailed support for your assertion that the current board of directors has "a proven track record of enhancing shareholder value." For example, support your statement that Aerojet will generate "predictable future profits and positive cash flow."

Closing Comments

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

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Christopher J. Hewitt, Esq.
Jones Day
March 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE